UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of Jun, 2011.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F |X|      Form 40-F |_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

     Yes |_|      No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

     Yes |_|      No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes |_|      No |X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________________.)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: Jul 27, 2011.	By:	/s/ Luis García Limón
		Name:	Luis García Limón
		Title:	Chief Executive Officer

GUADALAJARA, MEXICO, Jul 27, 2011- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) (“Simec”) announced today its results of operations for the six-month period ended June 30, 2011.

Comparative first six months of 2011 vs. first six months of 2010

Net Sales

Net sales of the Company increased 8% from Ps. 12,760 million in the first half of 2010 compared to Ps. 13,758 million in the same period of 2011. Shipments of finished steel products decreased 2% from 1,162 thousand tons in the first half of 2010 compared to 1,139 thousand tons in the same period of 2011. Total sales outside of Mexico in the first half of 2011 increased 6% to Ps. 7,575 million compared to Ps. 7,129 million in the same period of 2010, while total Mexican sales increased 10% from Ps. 5,631 million in the first half of 2010 to Ps. 6,183 million in the same period of 2011. The increase in sales for the first six months of 2011 compared to the first six months of 2010, is due to increase in the average sales price, better bland of steel shipment, and the increase in the sales price from the other steel products, while the volume of shipments decrease approximately 23 thousands a fall of 2%.

Cost of Sales

Cost of sales increased 9% from Ps.11,095 million in the first six months of 2010, to Ps. 12,075 million in the same period of 2011.Cost of sales as a percentage of net sales represented 88% in the first half of 2011 compared to 87% in the same period of 2010. The increase in cost of sales is due to the bland of steel shipments, while the cost of certain raw materials reflect mixed results and the net of this main consumption, reflect a low decrease.

Gross Profit

Gross profit of the Company for the first half of 2011 increased 1% from Ps. 1,665 million in the first half of 2010, to Ps. 1,683 million in the same period of 2011. Marginal profit as percentage of net sales in the first half of 2011 was of 12% while to the same period of 2010 was of 13%. The gross profit is similar in both periods, reflected by the increase in the shipments of special bar quality (SBQ), which sales and cost are higher than commercial products.

Operating Expenses

Selling, general and administrative expense decrease 29%, or Ps. 638 million in the first six months of 2010 to Ps. 453 million in the same period 2011, selling, general and administrative expense represented 5% of the net sales of the first six months of 2010 and 3% of net sales in the first half of 2011.

Operating Income

Operating income increased 20% from Ps. 1,027 million for the first six months of 2010 compared to Ps. 1,230 million in the same period of 2011. Operating income as percentage of net sales was 9% in the first half of 2011 compared to 8% in the same period of 2010, respectively. The increase in operating income is due to a better bland of shipments and the reduction in the selling, general and administrative expense.

Ebitda

The ebitda of the first six months of 2011, increase Ps 139 million or 9% this is due to a better bland of steel products shipments and the reduction of selling, general and administrative expense compared to ebitda of Ps.1,547 million of the first half of 2010,and Ps. 1,686 million in the first half of 2011

Comprehensive Financial Cost

Comprehensive financial cost for the first half of 2011 represented an expense of Ps.172 million compared with an expense of Ps. 38 million for the first six months of 2010. The comprehensive financial cost is comprised by the exchange loss of Ps.177 million in the first half of 2011 compared with an exchange loss of Ps. 41 million in the first half of 2010.Also recorded an income interest net of Ps. 5 million and Ps. 3 million in 2011 and 2010 respectively. As of June 30, 2011 the mexican peso record an revaluation of 4% versus dollar compared the exchange rate of Mexican peso to dollar as of December 31, 2010.

Other Expenses (Income) net

The Company recorded other expense net of Ps. 36 million in the first half of 2010 while in the same period of 2011 the other expense reflected an expense net of Ps. 8 million.

Income Taxes

The Company recorded an income tax of Ps. 14 million in the first half of 2010 compared to Ps. 23 million of income tax in the same period of 2011.

Net Income

As a result of the foregoing, the Company record a decrease in net income of 5% from Ps.1,010 million in the first half of 2010 to Ps. 961 million in the same period of 2011.

Comparative second quarter of 2011 vs. first quarter of 2011

Net Sales

Net sales of the Company increase 10% in the second quarter of 2011 compared to the first quarter of the same period of the year, from Ps. 6,565 million in the first quarter of 2011 compared to Ps. 7,193 million in the second quarter of 2011. Shipments of finished steel products increased 12% from 538 thousand tons in the first quarter of 2011 to 601 thousand tons in the second quarter of 2011. Total sales outside of Mexico in the second quarter of 2011 increased 6% to rose to Ps. 3,897 million compared to Ps. 3,678 million in the first quarter of 2011.Total Mexican sales also show the same trend of growth, 14% from Ps. 2,887 million in the first quarter of 2011 to Ps. 3,296 million in the second quarter of 2011. The increase in sales of the second quarter is due to a; better bland of steel products shipments, increase in volume of shipments and a decrease in the average sales price compared to the first quarter of the same year, the volume shipment was better in 63 thousand ton, compared to the first quarter of 2011.

Cost of Sales

Cost of sales increased 13% from Ps. 5,682 million in the first quarter of 2011 to Ps. 6,393 million in the second quarter of 2011. Cost of sales as a percentage of net sales represented 89% in the second quarter of 2011 while in the first quarter of the same year represented 87%, the average cost of sales by ton record an increase between the two quarter of 1%.The increase in the cost of sales is due to a better bland of steel shipments which cost is higher and an increase in volume of products shipments.

Gross Profit

Gross profit of the Company for the second quarter of 2011 decreased 9% to Ps. 883 million in the first quarter to Ps. 800 million in the second quarter of 2011. Gross profit as a percentage of net sales in the second quarter of 2011 was 11% compared to 13% in the first quarter 2011. The decreased in the gross profit in the second quarter of 2011 is due for the bland of steel shipments and the fall in the average sales price in 2%.

Operating Expenses

Selling, general and administrative expense fell 39% from Ps. 282 million in the first quarter of 2011 to Ps. 171 million in the second quarter of 2011, and represented 4% and 2% of net sales in the first and second quarter of 2011 respectively.

Operating Income

Operating income increased 5%, to Ps. 629 million in the second quarter of 2011 compared to Ps. 601 million in the first quarter of 2011. Operating income as percentage of net sales was 9% in the first and second quarter of 2011respectively. The increase in operating income is due to a better bland of steel products shipments, volume and reduction in selling, general and administrative expense.

Ebitda

The ebitda in the second quarter of 2011 recorded an increase of 3% compared to the first quarter of the same year, this is due to volume and bland of steel products shipment, and a reduction in the selling, general and administrative expense compared to the first quarter from Ps 831 million in the first quarter to Ps 855 million in the second quarter of 2011.

Comprehensive Financial Cost

Comprehensive financial cost of the Company in the first quarter of 2011 represented an expense of Ps. 84 million compared with an expense of Ps. 87 million for the second quarter of 2011.The comprehensive financial cost is comprised for: the interest expense net, represented an income interest net of Ps. 3 million in the second quarter of 2011, while in the first quarter of 2011 we had an income interest net of Ps. 2 million. Also we record an exchange loss net of Ps. 90 million in the second quarter of 2011 compared an exchange loss net of Ps. 86 million in the first quarter of the same year.

Other Expenses (Income) net

The Company recorded other expense net of Ps. 9 million in the second quarter of 2011 compared to other income net of Ps. 1 million in the first quarter of 2011.

Income Taxes

The Company recorded an income tax of Ps. 11 million in the second quarter of 2011 compared to an income tax of Ps. 11 million in the first quarter of the same year.

Net Income

As a result of the foregoing, the Company record a net income fell of 1% from a net income of Ps. 483 million in the first quarter of 2011 compared to a net income of Ps. 478 million in the second quarter of 2011.

Liquidity and Capital Resources

As of June 30, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.6 million (accrued interest on June 30, 2011 was U.S. $459,000, or Ps. 5.4 million). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.7 million (accrued interest on December 31, 2010 was U.S. $445,000, or Ps. 5.5 million).

Comparative second quarter of 2011 vs second quarter of 2010

Net Sales

Net sales of the Company increased 13% from Ps. 6,367 million in the second quarter of 2010 to Ps. 7,193 million in the second quarter of 2011. Sales in tons of finished steel increased 8% to 558 thousand tons in the second quarter of 2010 compared with 601thousand tons in the second quarter of 2011. The total sales outside of

Mexico for the second quarter of 2011 increased 4% from Ps. 3,749 million to Ps. 3,897 million for the second quarter of 2011. Total Mexican sales increase 26% from Ps. 2,618 million in the second quarter of 2010 to Ps. 3,296 million in the second quarter of 2011. Prices of finished products sold in the second quarter of 2011 increased 5% compared to the second quarter of 2010.

Cost of Sales

Cost of sales increased 12% in the second quarter of 2011 compared to same period of 2010, from Ps. 5,704 million in the second quarter of 2010 to Ps. 6,393 million in the second quarter of 2011. With respect to sales, in the second quarter of 2010, the direct cost of sales represent 90% compared to 89% for the second quarter of 2011. The average cost of raw materials used to produce steel products increased 4% in the second quarter of 2011 versus the second quarter of 2010, primarily as a result of better bland of steel products shipments.

Gross (Loss) Profit

Gross profit of the Company for the second quarter of 2011 rose to Ps. 800 million compared to Ps.663 million in the second quarter of 2010, this represented an increase of 21%. The gross profit as a percentage of net sales for the second quarter of 2011 was 11% compared to 10% for the second quarter of 2010. The increase in gross profit is due to the increase in volume, bland of steel products shipments and the average sales price.

Operating Expenses

The selling, general and administrative expense decreased 31% in the second quarter of 2011 from Ps. 248 million in the second quarter of 2010 to Ps. 171 million in the second quarter of 2011.The selling, general and administrative expense as a percentage of net sales represented 2% during the second quarter of 2011 and 4% the second quarter of 2010.

Operating (Loss) Income

Operating income rose to Ps. 629 million in the second quarter 2011 compared to Ps. 415 million in the second quarter of 2010, this represented the 52% of increase. The operating income as a percentage of net sales in the second quarter of 2010 was 6% compared to 9% in the second quarter of 2011. The increase in the operating income is due to better bland of steel products shipments, volume, average sales price and reduction in selling, general and administrative expense.

Ebitda

The ebitda of the second quarter of 2011increasecompared to 2010 in 26% from Ps 676 million in the second quarter of 2010compared to Ps.855 million of the same period of 2011,this is due to the above explained in the operating income.

Comprehensive Financial Cost

Comprehensive financial cost of the Company for the second quarter of 2011 represented an expense of Ps. 87 million compared with an expense of Ps. 14 million for the second quarter of 2010. The comprehensive financial cost is comprised for: The interest cost recorded was an income net of Ps. 3 million in the second quarter of 2011, compared to an income net of Ps. zero. for the same period of 2010. Also recorded an exchange loss of Ps. 90 million in the second quarter of 2011 and Ps.14 million in the second quarter of 2010.

Other Expenses (Income) net

The company recorded other expense net of Ps. 9 million in the second quarter of 2011 compared with other expense net of Ps.46 million for the second quarter of 2010.

Income Taxes

The company record an income tax for Ps. 11 million in the second quarter of 2011 compared to Ps. 33 million of income for income tax for the second quarter of 2010.

Net Income (Loss)

As a result of the foregoing, the Company net income was of Ps. 478 million in the second quarter of 2011 compared to Ps.439 million for the second quarter of 2010.

Note. In accordance with Mexican Financial Reporting Standards (MFRS), from 2011, only allowed the valuation of inventory through the system absorbing cost, and some figures have been adjusted in the income statement of 2010 for purposes of comparisons.

(millon of pesos)	1H ‘11	1H ‘10	Year 11 vs '10
Sales	13,758	12,760	8%
Cost of Sales	12,075	11,095	9%
Gross Profit	1,683	1,665	1%
Operating Expenses	453	638	-29%
Operating Profit	1,230	1,027	20%
EBITDA	1,686	1,547	9%
Net income before Minoritary	1,073	967	11%
Sales Outside Mexico	7,575	7,129	6%
Sales in Mexico	6,183	5,631	10%
Total Sales (Tons)	1,139	1162	-2%

Quarter
(millones of pesos)	2Q‘11	1Q ‘11	2Q ‘10	2Q´11vs 1Q´11	2Q´11 vs 2Q '10
Sales	7,193	6,565	6,367	10%	13%
Cost of Sales	6,393	5,682	5,704	13%	12%
Gross Profit	800	883	663	-9%	21%
Operating Expenses	171	282	248	-39%	-31%
Operating Profit	629	601	415	5%	52%
EBITDA	855	831	676	3%	26%
Net Income before Minoritary	544	529	388	3%	40%
Sales Outside Mexico	3,897	3,678	3,749	6%	4%
Sales in Mexico	3,296	2,887	2,618	14%	26%
Total Sales (Tons)	601	538	558	12%	8%

Product	Thousand of Tons Jan-Jun 2011	Million of Pesos Jan-Jun 2011	Average Price per Ton Jan-Jun 2011	Thousand of Tons Jan – Jun 2010	Million of Pesos Jan- Jun 2010	Average Price per Ton Jan-Jun 2010
Commercial Profiles	419	4,148	9,900	542	4,810	8,874
Special Profiles	720	9,610	13,347	620	7,950	12,823

Total	1,139	13,758	12,079	1,162	12,760	10,981

Product	Thousand of Tons Apr-Jun 2011	Million of Pesos Apr-Jun 2011	Average Price per Ton Apr-Jun 2011	Thousand of Tons Jan – Mar 2011	Million of Pesos Jan- Mar 2011	Average Price per Ton Jan-Mar 2011	Thousand of Tons Apr-Jun 2010	Million of Pesos Apr-Jun 2010	Average Price per Ton Apr-Jun 2010
Commercial Profiles	222	2,163	9,746	197	1,984	10,073	250	2,277	9,108
Special Profiles	379	5,029	13,269	341	4,581	13,434	308	4,090	13,279

Total	601	7,193	11,968	538	6,565	12,203	558	6,367	11,410

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2011 AND 2010
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	28,065,851	100	27,433,035	100

s02	CURRENT ASSETS	13,327,,499	47	11,913,535	43
s03	CASH AND SHORT-TERM INVESTMENTS	4,047,112	14	2,868,445	10
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,271,900	12	3,232,511	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	744,856	3	560,912	2
s06	INVENTORIES	5,192,598	19	5,044,796	18
s07	OTHER CURRENT ASSETS	71,033	0	206,871	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	9,231,223	33	9,563,054	35
s13	LAND AND BULIDINGS	3,985,966	14	3,724,126	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	13,039,559	46	12,982,644	47
s15	OTHER EQUIPMENT	244,918	1	232,798	1
s16	ACCUMULATED DEPRECIATION	8,465,457	30	7,807,070	28
s17	CONSTRUCTION IN PROGRESS	426,237	2	430,556	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	3,948,380	14	4,329,433	16
s19	OTHER ASSETS	1,558,749	6	1,627,013	1

s20	TOTAL LIABILITIES	6,637,447	100	6,633,206	100

s21	CURRENT LIABILITIES	3,921,440	59	3,840,858	58
s22	SUPPLIERS	2,429,174	37	2,294,030	35
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	3,575	0	3,822	0
s103	OTHER LOANS WITH COST	633,838	10	586,824	9
s25	TAXES PAYABLE	367,020	6	147,557	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	487,833	7	808,625	12
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,716,007	41	2,792,348	42

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	21,428,404	100	20,799,829	100

s34	MINORITY INTEREST	1,818,002	8	2,080,577	10
s35	MAJORITY INTEREST	19,610,402	92	18,719,252	90
s36	CONTRIBUTED CAPITAL	8,350,900	39	8,350,900	40
S79	CAPITAL STOCK	4,142,696	19	4,142,696	20
s39	PREMIUM ON ISSUANCE OF SHARES	4,208,204	20	4,208,204	20
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	11,259,502	53	10,368,352	50
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,940,361	51	10,038,287	48
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	319,141	1	330,065	2
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	4,047,112	100	2,868,445	100
s46	CASH	1,305,835	32	2,003,547	70
s47	SHORT-TERM INVESTMENTS	2,741,277	68	864,898	30

s07	OTHER CURRENT ASSETS	71,033	100	206,871	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	71,033	100	206,871	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	3,948,380	100	4,329,433	100
s48	DEFERRED EXPENSES	2,139,506	54	2,520,375	58
s49	GOODWILL	1,798,293	46	1,798,293	42
s51	OTHER	10,581	0	10,765	0

s19	OTHER ASSETS	1,558,749	100	1,627,013	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	1,558,749	100	1,627,013	100

s21	CURRENT LIABILITIES	3,921,440	100	3,840,858	100
s52	FOREIGN CURRENCY LIABILITIES	2,831,444	72	2,502,693	65
s53	MEXICAN PESOS LIABILITIES	1,089,996	28	1,338,165	35

s26	OTHER CURRENT LIABILITIES WITHOUT COST	487,833	100	808,625	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	6,035	1	169,894	21
s89	INTEREST LIABILITIES	5,430	1	5,463	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	476,368	98	633,268	78

s27	LONG-TERM LIABILITIES	0	100	0	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	100	0	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,716,007	100	2,792,348	100
s66	DEFERRED TAXES	2,617,154	96	2,705,881	97
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	45,321	2	32,955	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	53,532	2	53,512	2

s79	CAPITAL STOCK	4,142,696	100	4,142,696	100
s37	CAPITAL STOCK (NOMINAL)	2,420,230	58	2,420,230	58
s69	RESTATEMENT OF CAPITAL STOCK	1,722,466	42	1,722,466	42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,940,361	100	10,038,287	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	200,612	2	200,612	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	9,778,636	89	8,875,093	88
s45	NET INCOME FOR THE YEAR	961,113	9	962,582	10

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	319,141	100	330,065	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	323,366	101	448,991	136
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(4,225)	(1)	(118,926)	(36)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A. DE C.V.

BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	9,406,059	8,072,677
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	54	56
S75	EMPLOYERS (*)	1,479	1,421
S76	WORKERS (*)	3,127	3,048
S77	COMMON SHARES (*)	497,709,214	497,709,214
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	633,838	586,824

(*)	THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30 OF 2011 AND 2010
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	13,758,184	100	12,759,896	100
r02	COST OF SALES	12,074,630	88	10,772,164	84
r03	GROSS PROFIT	1,683,554	12	1,987,732	16
r04	OPERATING EXPENSES	453,331	3	1,007,880	8
r05	OPERATING INCOME	1,230,223	9	979,852	8
r08	OTHER INCOME AND (EXPENSE), NET	(8,308)	0	(35,911)	0
r06	COMPREHENSIVE FINANCING RESULT	(171,535)	(1)	(38,311)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	1,050,380	8	905,630	7
r10	INCOME TAXES	(22,701)	0	(13,556)	0
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,073,081	8	919,186	7
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	1,073,081	8	919,186	7
r19	NET INCOME OF MINORITY INTEREST	111,968	1	(43,396)	0
r20	NET INCOME OF MAJORITY INTEREST	961,113	7	962,582	8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	13,758,184	100	12,759,896	100
r21	DOMESTIC	6,183,036	45	5,630,508	44
r22	FOREIGN	7,575,148	55	7,129,388	56
r23	TRANSLATED INTO DOLLARS (***)	639,852	5	565,855	4

r08	OTHER INCOME AND (EXPENSE), NET	(8,308)	100	(35,911)	100
r49	OTHER INCOME AND (EXPENSE), NET	(8,308)	100	(35,911)	100
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	(171,535)	100	(38,311)	100
r24	INTEREST EXPENSE	5,409	(3)	6,096	(16)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	9,920	(6)	8,531	(22)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(176,046)	103	(40,746)	106
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	(22,701)	100	(13,556)	100
r32	INCOME TAX	16,712	(74)	32,391	(239)
r33	DEFERRED INCOME TAX	(39,413)	174	(45,947)	339

(***)	THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	13,914,351	13,292,195
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	25,574,724	22,749,360
r39	OPERATION INCOME (**)	1,336,681	(552,918)
r40	NET INCOME OF MAJORITY INTEREST (**)	903,558	(781,538)
r41	NET CONSOLIDATED INCOME (**)	760,316	(181,863)
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	456,201	519,626

(**)	RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30 OF 2011 AND 2010
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	7,192,733	100	6,366,902	100
r02	COST OF SALES	6,392,363	89	5,503,367	86
r03	GROSS PROFIT	800,370	11	863,535	14
r04	OPERATING EXPENSES	171,072	2	495,799	8
r05	OPERATING INCOME	629,298	9	367,736	6
r08	OTHER INCOME AND (EXPENSE), NET	(9,246)	0	(46,140)	0
r06	COMPREHENSIVE FINANCING RESULT	(87,256)	(1)	(13,965)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	532,796	7	307,631	5
r10	INCOME TAXES	(11,532)	0	(34,090)	0
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	544,328	8	341,721	5
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	544,328	8	341,721	5
r19	NET INCOME OF MINORITY INTEREST	66,068	1	(50,805)	0
r20	NET INCOME OF MAJORITY INTEREST	478,260	7	392,526	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%
rt01	NET SALES	7,192,733	100	6,366,902	100
rt21	DOMESTIC	3,295,911	46	2,617,696	41
rt22	FOREIGN	3,896,822	54	3,749,206	59
rt23	TRANSLATED INTO DOLLARS (***)	329,154	5	297,383	5

rt08	OTHER INCOME AND (EXPENSE), NET	(9,246)	100	(46,140)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(9,246)	100	(46,140)	100
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	(87,256)	100	(13,965)	100
rt24	INTEREST EXPENSE	2,200	(3)	6,096	(44)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	4,541	(5)	5,951	(43)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(89,597)	103	(13,820)	99
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	(11,532)	100	(34,090)	100
rt32	INCOME TAX	(5,421)	47	10,160	(30)
rt33	DEFERRED INCOME TAX	(6,111)	53	(44,250)	130

(***)	THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	226,162	261,142

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR:20110
GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW DIRECT METHOD)
FROM JANUARY 1 TO JUNE 30 OF 2011 AND 2010
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

	ACTIVITIES OF OPERATION
e01	INCOME (LOSS) BEFORE INCOME TAXES	1,050,380	905,630
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	446,269	510,910
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	(7,142)	6,096
e05	CASH FLOW BEFORE INCOME TAX	1,489,507	1,422,636
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(624,583)	(189,578)
e07	CASH FLOW PROVIDED OF OPERATING ACTIVITIES	864,924	1,233,058
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(202,006)	(156,141)
e09	CASH FLOW AFTER INVESTING ACTIVITIES	662,918	1,076,917
	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	0)	(156,808)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	662,918	920,109
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(723)	(564)
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	3,384,917	1,948,900
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	4,047,112	2,868,445

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e15	+ ESTIMATES FOR THE PERIOD	0	0
e16	+ PROVISIONS FOR THE PERIOD	0	0
e17	+ (-) OTHER UNREALIZED ITEMS	0	0

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	446,269	510,910
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	456,201	519,626
e19	(-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	(9,920)	.(8,531)
e24	(-) + OTHER ITEMS	(12)	(185)

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	(7,142)	6,096
e25	+ ACCRUED INTEREST	(7,142)	6,096
e26	+ (-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(624,583)	(189,578)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(848,133)	(1,198,395)
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(174,817)	119,260
e29	+ (-)DECREASE (INCREASE) IN IN OTHER ACCOUNT RECEIVABLES	86,132	883,412
e30	+ (-) INCREASE DECREASE IN SUPPLIERS	333,720	398,802
e31	+ (-)INCREASE DECREASE IN OTHER LIABILITIES	(21,479)	(377,980)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(6)	(14,677)

e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(202,006)	(156,141)
e33	(-) PERMANENT INVESTMENT IN SHARES	0	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	(-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT	(188,346)	(164,672)
e36	+ SALE OF PROPERTY PLANT AND EQUIPMENT	0	0
e37	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	+ OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	9,920	8,531
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-) OTHER ITEMS	(23,580)	0

e10	NET CASH FRON FINANCING ACTIVITIES	0	(156,808)
e45	+ BANK FINANCING	0	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	208,836
e48	(-) BANK FINANCING AMORTIZATION	0	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	(359,548)
e51	+ (-) INCREASE (DECREASE ) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENS PAID	0	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	(-) INTEREST EXPENSE	0	(6,096)
e56	(-) REPURCHASE OF SHARES	0	0
e57	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

DATE PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.81	$ (0.37)
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 1.81	$(0.37)
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$39.40	$37.61
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	0.68 times	0.81 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	16.28 times	(82.92) times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**)	TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

RATIOS
CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	7.80%	7.20%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	3.55%	(0.87%)
p03	NET INCOME TO TOTAL ASSETS (**)	2.71%	(0.66%)
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%	0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.91 times	0.83 times
p07	NET SALES TO FIXED ASSETS (**)	2.77 times	2.38 times
p08	INVENTORIES TURNOVER (**)	2.33 times	2.14 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	37 days	39 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.85%	4.25%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	23.65%	24.18%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.31 times	0.32 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	42.66%	37.73%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	227.44 times	160.74 times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.85 times	3.43 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.40 times	3.10 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.07 times	1.79 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.01 times	1.80 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	103.20%	74.68%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

DIRECTOR REPORT

Comparative first six months of 2011 vs. first six months of 2010

Net Sales

Net sales of the Company increased 8% from Ps. 12,760 million in the first half of 2010 compared to Ps. 13,758 million in the same period of 2011. Shipments of finished steel products decreased 2% from 1,162 thousand tons in the first half of 2010 compared to 1,139 thousand tons in the same period of 2011. Total sales outside of Mexico in the first half of 2011 increased 6% to Ps. 7,575 million compared to Ps. 7,129 million in the same period of 2010, while total Mexican sales increased 10% from Ps. 5,631 million in the first half of 2010 to Ps. 6,183 million in the same period of 2011. The increase in sales for the first six months of 2011 compared to the first six months of 2010, is due to increase in the average sales price, better bland of steel shipment, and the increase in the sales price from the other steel products, while the volume of shipments decrease approximately 23 thousands a fall of 2%.

Cost of Sales

Cost of sales increased 9% from Ps.11,095 million in the first six months of 2010, to Ps. 12,075 million in the same period of 2011.Cost of sales as a percentage of net sales represented 88% in the first half of 2011 compared to 87% in the same period of 2010. The increase in cost of sales is due to the bland of steel shipments, while the cost of certain raw materials reflect mixed results and the net of this main consumption, reflect a low decrease.

Gross Profit

Gross profit of the Company for the first half of 2011 increased 1% from Ps. 1,665 million in the first half of 2010, to Ps. 1,683 million in the same period of 2011. Marginal profit as percentage of net sales in the first half of 2011 was of 12% while to the same period of 2010 was of 13%. The gross profit is similar in both periods, reflected by the increase in the shipments of special bar quality (SBQ), which sales and cost are higher than commercial products.

Operating Expenses

Selling, general and administrative expense decrease 29%, or Ps. 638 million in the first six months of 2010 to Ps. 453 million in the same period 2011, selling, general and administrative expense represented 5% of the net sales of the first six months of 2010 and 3% of net sales in the first half of 2011.

Operating Income

Operating income increased 20% from Ps. 1,027 million for the first six months of 2010 compared to Ps. 1,230 million in the same period of 2011. Operating income as percentage of net sales was 9% in the first half of 2011 compared to 8% in the same period of 2010, respectively. The increase in operating income is due to a better bland of shipments and the reduction in the selling, general and administrative expense.

Ebitda

The ebitda of the first six months of 2011, increase Ps 139 million or 9% this is due to a better bland of steel products shipments and the reduction of selling, general and administrative expense compared to ebitda of Ps.1,547 million of the first half of 2010,and Ps. 1,686 million in the first half of 2011

Comprehensive Financial Cost

Comprehensive financial cost for the first half of 2011 represented an expense of Ps.172 million compared with an expense of Ps. 38 million for the first six months of 2010. The comprehensive financial cost is comprised by the exchange loss of Ps.177 million in the first half of 2011 compared with an exchange loss of Ps. 41 million in the first half of 2010.Also recorded an income interest net of Ps. 5 million and Ps. 3 million in 2011 and 2010 respectively. As of June 30, 2011 the mexican peso record an revaluation of 4% versus dollar compared the exchange rate of Mexican peso to dollar as of December 31, 2010.

Other Expenses (Income) net

The Company recorded other expense net of Ps. 36 million in the first half of 2010 while in the same period of 2011 the other expense reflected an expense net of Ps. 8 million.

Income Taxes

The Company recorded an income tax of Ps. 14 million in the first half of 2010 compared to Ps. 23 million of income tax in the same period of 2011.

Net Income

As a result of the foregoing, the Company record a decrease in net income of 5% from Ps.1,010 million in the first half of 2010 to Ps. 961 million in the same period of 2011.

Comparative second quarter of 2011 vs. first quarter of 2011

Net Sales

Net sales of the Company increase 10% in the second quarter of 2011 compared to the first quarter of the same period of the year, from Ps. 6,565 million in the first quarter of 2011 compared to Ps. 7,193 million in the second quarter of 2011. Shipments of finished steel products increased 12% from 538 thousand tons in the first quarter of 2011 to 601 thousand tons in the second quarter of 2011. Total sales outside of Mexico in the second quarter of 2011 increased 6% to rose to Ps. 3,897 million compared to Ps. 3,678 million in the first quarter of 2011. Total Mexican sales also show the same trend of growth, 14% from Ps. 2,887 million in the first quarter of 2011 to Ps. 3,296 million in the second quarter of 2011. The increase in sales of the second quarter is due to a; better bland of steel products shipments, increase in volume of shipments and a decrease in the average sales price compared to the first quarter of the same year, the volume shipment was better in 63 thousand ton, compared to the first quarter of 2011.

Cost of Sales

Cost of sales increased 13% from Ps. 5,682 million in the first quarter of 2011 to Ps. 6,393 million in the second quarter of 2011. Cost of sales as a percentage of net sales represented 89% in the second quarter of 2011 while in the first quarter of the same year represented 87%, the average cost of sales by ton record an increase between the two quarter of 1%.The increase in the cost of sales is due to a better bland of steel shipments which cost is higher and an increase in volume of products shipments.

Gross Profit

Gross profit of the Company for the second quarter of 2011 decreased 9% to Ps. 883 million in the first quarter to Ps. 800 million in the second quarter of 2011. Gross profit as a percentage of net sales in the second quarter of 2011 was 11% compared to 13% in the first quarter 2011. The decreased in the gross profit in the second quarter of 2011 is due for the bland of steel shipments and the fall in the average sales price in 2%.

Operating Expenses

Selling, general and administrative expense fell 39% from Ps. 282 million in the first quarter of 2011 to Ps. 171 million in the second quarter of 2011, and represented 4% and 2% of net sales in the first and second quarter of 2011 respectively.

Operating Income

Operating income increased 5%, to Ps. 629 million in the second quarter of 2011 compared to Ps. 601 million in the first quarter of 2011. Operating income as percentage of net sales was 9% in the first and second quarter of 2011respectively. The increase in operating income is due to a better bland of steel products shipments, volume and reduction in selling, general and administrative expense.

Ebitda

The ebitda in the second quarter of 2011 recorded an increase of 3% compared to the first quarter of the same year, this is due to volume and bland of steel products shipment, and a reduction in the selling, general and administrative expense compared to the first quarter from Ps 831 million in the first quarter to Ps 855 million in the second quarter of 2011.

Comprehensive Financial Cost

Comprehensive financial cost of the Company in the first quarter of 2011 represented an expense of Ps. 84 million compared with an expense of Ps. 87 million for the second quarter of 2011.The comprehensive financial cost is comprised for: the interest expense net, represented an income interest net of Ps. 3 million in the second quarter of 2011, while in the first quarter of 2011 we had an income interest net of Ps. 2 million. Also we record an exchange loss net of Ps. 90 million in the second quarter of 2011 compared an exchange loss net of Ps. 86 million in the first quarter of the same year.

Other Expenses (Income) net

The Company recorded other expense net of Ps. 9 million in the second quarter of 2011 compared to other income net of Ps. 1 million in the first quarter of 2011.

Income Taxes

The Company recorded an income tax of Ps. 11 million in the second quarter of 2011 compared to an income tax of Ps. 11 million in the first quarter of the same year.

Net Income

As a result of the foregoing, the Company record a net income fell of 1% from a net income of Ps. 483 million in the first quarter of 2011 compared to a net income of Ps. 478 million in the second quarter of 2011.

Liquidity and Capital Resources

As of June 30, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.6 million (accrued interest on June 30, 2011 was U.S. $459,000, or Ps. 5.4 million). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.7 million (accrued interest on December 31, 2010 was U.S. $445,000, or Ps. 5.5 million).

Comparative second quarter of 2011 vs second quarter of 2010

Net Sales

Net sales of the Company increased 13% from Ps. 6,367 million in the second quarter of 2010 to Ps. 7,193 million in the second quarter of 2011. Sales in tons of finished steel increased 8% to 558 thousand tons in the second quarter of 2010 compared with 601thousand tons in the second quarter of 2011. The total sales outside of Mexico for the second quarter of 2011 increased 4% from Ps. 3,749 million to Ps. 3,897 million for the second quarter of 2011. Total Mexican sales increase 26% from Ps. 2,618 million in the second quarter of 2010 to Ps. 3,296 million in the second quarter of 2011. Prices of finished products sold in the second quarter of 2011 increased 5% compared to the second quarter of 2010.

Cost of Sales

Cost of sales increased 12% in the second quarter of 2011 compared to same period of 2010, from Ps. 5,704 million in the second quarter of 2010 to Ps. 6,393 million in the second quarter of 2011. With respect to sales, in the second quarter of 2010, the direct cost of sales represent 90% compared to 89% for the second quarter of 2011. The average cost of raw materials used to produce steel products increased 4% in the second quarter of 2011 versus the second quarter of 2010, primarily as a result of better bland of steel products shipments.

Gross (Loss) Profit

Gross profit of the Company for the second quarter of 2011 rose to Ps. 800 million compared to Ps.663 million in the second quarter of 2010, this represented an increase of 21%. The gross profit as a percentage of net sales for the second quarter of 2011 was 11% compared to 10% for the second quarter of 2010. The increase in gross profit is due to the increase in volume, bland of steel products shipments and the average sales price.

Operating Expenses

The selling, general and administrative expense decreased 31% in the second quarter of 2011 from Ps. 248 million in the second quarter of 2010 to Ps. 171 million in the second quarter of 2011.The selling, general and administrative expense as a percentage of net sales represented 2% during the second quarter of 2011 and 4% the second quarter of 2010.

Operating (Loss) Income

Operating income rose to Ps. 629 million in the second quarter 2011 compared to Ps. 415 million in the second quarter of 2010, this represented the 52% of increase. The operating income as a percentage of net sales in the second quarter of 2010 was 6% compared to 9% in the second quarter of 2011. The increase in the operating income is due to better bland of steel products shipments, volume, average sales price and reduction in selling, general and administrative expense.

Ebitda

The ebitda of the second quarter of 2011increase compared to 2010 in 26% from Ps 676 million in the second quarter of 2010compared to Ps.855 million of the same period of 2011,this is due to the above explained in the operating income.

Comprehensive Financial Cost

Comprehensive financial cost of the Company for the second quarter of 2011 represented an expense of Ps. 87 million compared with an expense of Ps. 14 million for the second quarter of 2010. The comprehensive financial cost is comprised for: The interest cost recorded was an income net of Ps. 3 million in the second quarter of 2011, compared to an income net of Ps. zero. for the same period of 2010. Also recorded an exchange loss of Ps. 90 million in the second quarter of 2011 and Ps.14 million in the second quarter of 2010.

Other Expenses (Income) net

The company recorded other expense net of Ps. 9 million in the second quarter of 2011 compared with other expense net of Ps.46 million for the second quarter of 2010.

Income Taxes

The company record an income tax for Ps. 11 million in the second quarter of 2011 compared to Ps. 33 million of income for income tax for the second quarter of 2010.

Net Income (Loss)

As a result of the foregoing, the Company net income was of Ps. 478 million in the second quarter of 2011 compared to Ps.439 million for the second quarter of 2010.

Note. In accordance with Mexican Financial Reporting Standards (MFRS), from 2011, only allowed the valuation of inventory through the system absorbing cost, and some figures have been adjusted in the income statement of 2010 for purposes of comparisons.

(millon of pesos)	1H ‘11	1H ‘10	Year 11 vs '10
Sales	13,758	12,760	8%
Cost of Sales	12,075	11,095	9%
Gross Profit	1,683	1,665	1%
Operating Expenses	453	638	-29%
Operating Profit	1,230	1,027	20%
EBITDA	1,686	1,547	9%
Net income before Minoritary	1,073	967	11%
Sales Outside Mexico	7,575	7,129	6%
Sales in Mexico	6,183	5,631	10%
Total Sales (Tons)	1,139	1162	-2%

Quarter
(millones of pesos)	2Q‘11	1Q ‘11	2Q ‘10	2Q´11vs 1Q´11	2Q´11 vs 2Q '10
Sales	7,193	6,565	6,367	10%	13%
Cost of Sales	6,393	5,682	5,704	13%	12%
Gross Profit	800	883	663	-9%	21%
Operating Expenses	171	282	248	-39%	-31%
Operating Profit	629	601	415	5%	52%
EBITDA	855	831	676	3%	26%
Net Income before Minoritary	544	529	388	3%	40%
Sales Outside Mexico	3,897	3,678	3,749	6%	4%
Sales in Mexico	3,296	2,887	2,618	14%	26%
Total Sales (Tons)	601	538	558	12%	8%

Product	Thousand of Tons Jan-Jun 2011	Million of Pesos Jan-Jun 2011	Average Price per Ton Jan-Jun 2011	Thousand of Tons Jan – Jun 2010	Million of Pesos Jan- Jun 2010	Average Price per Ton Jan-Jun 2010
Commercial Profiles	419	4,148	9,900	542	4,810	8,874
Special Profiles	720	9,610	13,347	620	7,950	12,823

Total	1,139	13,758	12,079	1,162	12,760	10,981

Product	Thousand of Tons Apr-Jun 2011	Million of Pesos Apr-Jun 2011	Average Price per Ton Apr-Jun 2011	Thousand of Tons Jan – Mar 2011	Million of Pesos Jan- Mar 2011	Average Price per Ton Jan-Mar 2011	Thousand of Tons Apr-Jun 2010	Million of Pesos Apr-Jun 2010	Average Price per Ton Apr-Jun 2010
Commercial Profiles	222	2,163	9,746	197	1,984	10,073	250	2,277	9,108

Special Profiles	379	5,029	13,269	341	4,581	13,434	308	4,090	13,279

Total	601	7,193	11,968	538	6,565	12,203	558	6,367	11,410

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES

CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF)

b. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories – Are valued to the full cost average by Domestic subsidiaries, and the foreing subsidiaries are valued on a last-in, first-out(LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average full cost system.

Billet finished goods and work in process, have been valued to the full cost.
Raw materials, materials, supplies and rollers, at the average cost.

The Company presents as non-current inventories certains raw materials (Coke) rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- During 2010, 2009 and 2008 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2010, 2009 and 2008 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders’ equity is also recognized in income. The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of December 31, 2010 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders’ equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders’ equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2011 sales of ten customers accounted for approximately 39.6% of the Republic’s sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of June 30, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.6 million (accrued interest on March 31, 2011 was U.S. $452,297, or Ps. 3.7 million). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2010 was U.S. $445,314).

(3) Commitments and contingent liabilities: a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 5,077 (U.S. $424,207) at June 30, 2011, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

RELATIONS OF SHARES INVESTMENTS

CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia Siderurgica de Guadalajara	Production and sales of steel products		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Undershaft	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Comercializadora Simec	Sales of steel products		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		50.22
Republic Engineered Products	Production and sales of steel products		50.22
CSG Comercial	Sales of steel products		99.95
Comercializadora de Productos de Aceros de Tlaxcala	Sales of steel products		99.95
Siderúrgica de Baja California	Sales of steel products		99.95
Corporación Aceros DM	Sub-Holding		99.99
Productos Siderurgicos de Tlaxcala	Sales of steel products		100.00
Comercializadora MSAN	Sales of steel products		100.00
Comercializadora Aceros DM	Sales of steel products		100.00
Promotora de Aceros San Luis	Sales of steel products		100.00
Corporativos G&DL	Administrative services		85.00
Procesadora Industrial	Administrative services		99.99
Acero Transporte San	Freight services		100.00
Simec International 2	Production and sales of steel products		99.99
Simec International 3	Production and sales of steel products		99.99
Simec International 4	Production and sales of steel products		99.99
Simec International 5	Production and sales of steel products		99.99
Simec International 6	Production and sales of steel products		99.99
Simec International 7	Production and sales of steel products		99.99
Corporación ASL	Sales of steel products		99.99
Simec Acero	Sales of steel products		100.00
Simec USA	Sales of steel products		100.00
Simec Steel	Sales of steel products		100.00
Pacific Steel Projects	Administrative services		100.00

TOTAL INVESTMENT IN SUBSIDIARIES

ASSOCIATEDS
			0
TOTAL INVESTMENT IN ASSOCIATEDS			0
OTHER PERMANENT INVESTMENTS			0.00

TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Credit Type / Institution	Amortization	Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
	Date	Interest	Time Interval						Time Interval
			Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	Year	Years	Years	Years	Years or	Year	Year	Years	Years	Years	Years or
								More						More
BANKS
			0	0	0	0	0	0	0	0	0	0	0	0
			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE
UNSECURED DEBT
Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,575	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,575	0	0	0	0	0

SUPPLIERS
Various			600,885	0	0	0	0	0	1,828,289	0	0	0	0	0

TOTAL SUPPLIERS			600,885	0	0	0	0	0	1,828,289	0	0	0	0	0
OTHER LOANS WITH COST		0.25							633,838

TOTAL	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST
Various	122,091	0	0	0	0	0	365,742	0	0	0	0	0
TOTAL	122,091	0	0	0	0	0	365,742	0	0	0	0	0

TOTAL	722,976	0	0	0	0	0	2,831,444	0		0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at June 30, 2011 was Ps. 11.8389

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 2 YEAR: 2011

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREING CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	467,138	5,530,397	00	0	5,530,397

LIABILITIES POSITION	243,686	2,884,976	0	0	2,884,976
SHORT TERM LIABILITIES POSITION	239,164	2,831,444	0	0	2,831,444
LONG TERM LIABILITIES POSITION	4,522	53,532	0	0	53,532

NET BALANCE	223,452	2,645,421	0	0	2,645,421

NOTES
THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2011 WAS PS. 11.8389

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 2 YEAR: 2011

DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A)	Current assets to current liabilities must be 1.0 times or more.

B)	Total liabilities to total assets do not be more than 0.60.

C)	Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A)	Accomplished the actual situation is 3.40 times.

B)	Accomplished the actual situation is 0.31

C)	Accomplished the actual situation is 331.5

As of June 30, 2011, the remaining balance of the MTNs not exchanged amounts to Ps. 3,575 ($302,000 dollars).

C.P. Adolfo Luna Luna Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	74.70
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	59.20
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	90.80
CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,380	74.20
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,150	0.00
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	840	50.40
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	600	72.30
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	60.10
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	70	51.50
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	60	50.30
SAN LUIS POTOSI COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	600	72.30

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	47.15
SCRAP	VARIOUS	PLANTS IN MEXICO			55.94
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	6.74
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	13.44
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	1.93
PLANTS IN USA		ELECTRODES	VARIOUS	NO	1.99

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

DOMESTIC SALES

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
COMMERCIAL PROFILES	467	4,524,700
SPECIAL PROFILES	237	2,589,616
OTHERS		79,913

T O T A L		7,194,229

FOREIGN SALES	435	6,563,955
TOTAL		13,758,184

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
EXPORTS
COMMERCIAL PROFILES	83	892,693
SPECIAL PROFILES	7	70,695
OTHERS	0	47,972
FOREIGN SUBSIDIARIES
SPECIAL PROFILES	435	6,563,955

T O T A L		7,575,315

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT JUNE 30, 2011, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	70,313
PROJECTS IN MEXICALI	4,867
PROJECTS IN TLAXCALA	337,343
PROJECTS IN GUADALAJARA	9,678
PROJECTS IN SAN LUIS POTOSI	4,036

TOTAL INVESTMENT AT
JUNE 30, 2011	426,237

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
INFORMATION RELATED TO BULLETIN B-15

CONSOLIDATED

Foreign currency transactions and exchange differences – Transactions in foreign currencies are recorded at the exchange rates prevailing at the celebration and liquidation dates. The assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the date of the consolidated balance sheet. The exchange gains or losses incurred in connection with those assets or liabilities are included in the Statement of income, as part of the comprehensive financing cost. Note 3 presents the consolidated position in foreign currencies at the end of each year and the exchange rates used in the translation.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the New Mexican Financial Reporting Standard MFRS B-15 "Conversion of foreign currencies” that came into effect on January 1, 2008. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The new rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the subsidiary SimRep, therefore the financial statements of this subsidiary were translated into Mexican pesos by applying: i) the exchange rates at the balance sheet date to all assets and liabilities and (ii) the historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses. The difference resulting from the translation or consolidation processes or from applying the equity method, is recognized as a cumulative translation adjustment as part of Translation effect in foreign subsidiaries in Stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiary Pacific Steel and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate. Translation differences were carried directly to the income statement under the caption Foreign exchange loss, net.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444
TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 497,709,214

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS SECOND QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. ADOLFO LUNA LUNA
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT JUL 27 OF 2011.